FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 16, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Total Pages = 31

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Notification dated August 13, 2002
2. Notification dated August 15, 2002
3. Notification dated August 28, 2002
4. Notification dated September 3, 2002
5. Notification dated September 4, 2002
6. Press release dated September 9, 2002
7. Press release dated September 10, 2002
8. Press release dated September 16, 2002
9. Press release dated September 16, 2002

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: September 16, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

13 August 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 12 August 2002 we acquired an interest in the shares that resulted in our holding a total of 61,952,096 shares. This is due to our holding 61,785,896 ordinary shares and 55,400 American Depository Receipts (equivalent to 166,200 ordinary shares) being approximately 6.07% of the issued share capital of the Company.

We have transferred from time to time 39,720,671 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 39,720,671 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

G. Sobek.

George Sobek
Law Division

Item 2

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

15 August 2002

The Company Secretary
ARM Holdings PLC
90 Fulbourn Road
Cambridge CB1 9JN

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 14 August 2002 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.02%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 1020298795 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.

Barclays PLC Registered in England. Registered No. 48839. Registered Office 54 Lombard Street, London, EC3P 3AH

LEGAL ENTITY REPORT

ARM HLDGS **SEDOL: 0059585**

As at **14** August 2002 Barclays PLC, through the legal entities listed below, had a notifiable interest in 30854426 ORD GBP0.0005 representing 3.02 % of the issued share capital of 1020298795 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Securities Ltd		4,672	0.0005
Barclays Bank Trust Company Ltd		300	0.0001
Barclays Global Investors Ltd		18,278,848	1.7915
Barclays Global Fund Advisors		275,527	0.0270
Barclays Global Investors, N.A.		8,538,920	0.8369
Barclays Life Assurance Co Ltd		2,431,172	0.2383
Barclays Private Bank and Trust Ltd		3,500	0.0003
Barclays Global Invetors Japan Trus		749,293	0.0734
Woolwich Pension Fund Trust Co Ltd		213,100	0.0209
Barclays Private Bank Ltd		3,000	0.0003
Barclays Nikko Global Invetsors Ltd		326,129	0.0320
Barclays Global Investors Japan Inv		29,965	0.0029
	Group Holding	**30,854,426**	**3.0241**

REGISTERED HOLDERS REPORT

SEDOL: 0059585

ARM HLDGS

As at 14 August 2002 Barclays PLC, through the registered holders listed below, had a notifiable interest in 30854426 ORD GBP0.0005 representing 3.02 % of the issued share capital of 1020298795 units.

Registered Holder	Account Designation	Holding
<null>	583996	95,601
<null>	586528	14,769
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	532,027
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	6,174,420
Bank of Ireland	BNX009IE	276,332
BARCLAYS CAPITAL NOMINEES LIMI		4,672
BBTCL AS EXECUTORS/ADMINISTOR		300
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	155,942
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	318,768
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	334,745
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	556,195
BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	914,700
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	56,707
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	94,115
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	11,317,113
Chase Nominees Limited		213,100
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	255,288
Chuo Mitsui TB	BNN019IE	2,564
Chuo Mitsui TB	BNX012IE	20,522
Chuo Mitsui TB	BNX019IE	29,965
Clydesdale Nominees HGB0125	00693960	3,500
JPMorgan Chase Bank	BTC034IE	13,417
JPMorgan Chase Bank	BTC045IE	84,435
JPMorgan Chase Bank	BTGF04IE	104,637
JPMorgan Chase Bank	BTGF06IE	38,741
JPMorgan Chase Bank	BTGF07IE	19,377

9

REGISTERED HOLDERS REPORT

ARM HLDGS **SEDOL: 0059585**

As at 14 August 2002 Barclays PLC, through the registered holders listed below, had a notifiable interest in 30854426 ORD GBP0.0005 representing 3.02 % of the issued share capital of 1020298795 units.

Registered Holder	Account Designation	Holding
JPMorgan Chase Bank	BTK001IE	113,130
JPMorgan Chase Bank	BTS004IE	113,516
JPMorgan Chase Bank	BTS022IE	12,902
JPMorgan Chase Bank	BTS024IE	3,587
JPMorgan Chase Bank	BTS028IE	245,551
Mitsubishi TB	BNN014IE	22,557
Mitsubishi TB	BNN018IE	4,154
SFB01	428169	86,480
SFB01	500227	3,686,651
SFB01	502872	1,669,470
SFB01	508068	468,198
SFB01	519909	15,550
SFB01	527191	447,573
SFB01	540186	16,820
SFB01	552942	134,744
SFB01	555465	149,172
SFB01	555879	16,811
SFB01	569565	14,903
SFB01	573039	126,801
SFB01	713101	1,025,614
SFB01	911140	29,885
SFB03	583293	770,237
SFB03	584069	27,178
SFB03	585405	2,830
SFB03	585439	12,004
SFB04	585934	3,156

REGISTERED HOLDERS REPORT

ARM HLDGS **SEDOL: 0059585**

As at 14 August 2002 Barclays PLC, through the registered holders listed below, had a notifiable interest in 30854426 ORD GBP0.0005 representing 3.02 % of the issued share capital of 1020298795 units.

Registered Holder	Account Designation		Holding
ZEBAN NOMINEES LIMITED			3,000
		Total	**30,854,426**

11

Item 3

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

28 August 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 23 August 2002 we acquired an interest in the shares that resulted in our holding a total of 74,861,246 shares. This is due to our holding 74,740,046 ordinary shares and 40,400 American Depository Receipts (equivalent to 121,200 ordinary shares) being approximately 7.337% of the issued share capital of the Company.

We have transferred from time to time 43,822,917 shares to a third party on terms which give us the right to require the return of an equivalent number of shares. Accordingly, our interest in 43,822,917 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

G. Sobek

George Sobek
Law Division

Registered in England and Wales, No. 2068222
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority
A member of the London Stock Exchange
L:\comp\Large Position Reports\Arm Holdings.doc 28082002.doc

Item 4

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

3 September 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We are writing to notify you that Morgan Stanley Securities Limited ("MSSL") disposed of its interest in some shares and American Depository Receipts in the Company on 30 August 2002, as a result of which its remaining aggregate interest is 65,048,476. This represents approximately 6.375% of the shares.

We have transferred from time to time 44,212,764 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 44,212,764 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

Paula Tilus
Law Division

Registered in England and Wales, No. 2068221.
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority
A member of the London Stock Exchange

15

Item 5

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

4 September 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We are writing to notify you that Morgan Stanley Securities Limited ("MSSL") disposed of its interest in some shares and American Depository Receipts in the Company on 2 September 2002, as a result of which its remaining aggregate interest is 58,854,524. This represents approximately 5.768% of the shares.

We have transferred from time to time 43,361,346 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 43,361,346 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

Paula Tilus
Law Division

17

Item 6

STEPMIND LICENSES ARM CORE FOR NETWORK DATA ENCRYPTION APPLICATIONS

CAMBRIDGE, UK and BOULOGNE-BILLANCOURT, FRANCE – Sept. 9, 2002 – ARM [(LSE:ARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Stepmind, today announced that Stepmind has licensed the ARM946E™ microprocessor core for use in a custom networking encryption project. Stepmind has expertise in designs based on the ARM7™ and ARM 9™ microprocessor families, within the wireless and the networking markets, together with strong digital and RF capabilities including encryption associated with wireless networking standards such as 802.11.

In 2000, Stepmind licensed ARM® PrimeCell® peripherals and the AMBA® Design Kit. ARM PrimeCell peripherals are re-usable soft IP macrocells developed to enable the rapid assembly of system-on-chip (SoC) designs. The AMBA Design Kit is a versatile toolkit aimed at enabling the successful creation of AMBA technology-based components and SoC designs. Stepmind is also a member of ATAP™, the ARM technology access program.

This complex design has been created by Stepmind using the most up-to-date design and automation capabilities. The chip is based on an ARM946E core, with two Ethernet 100 interfaces, optimized security and encryption hardwire processing engines, and an original bus and memory management unit architecture, enabling the world's first flow-through network security processor.

"Security is now one of the major concerns for companies and consumers alike as users share more and more confidential information, in areas such as online shopping downloading documents," said Eric Lalardie, Southern Region manager, ARM. "Stepmind's use of the ARM946E core which delivers very good cryptographic performance versus cost efficiency, demonstrates the adaptability of ARM microprocessor cores for a multitude of applications, but most importantly highlights the growing use of ARM cores for networking and security solutions."

"ARM microprocessor cores are well known for delivering exceptionally high performance with low power consumption and the performance and size of the ARM946E core makes it ideal for applications where encryption and security are paramount," said Alain Jolivet, chairman and CEO of Stepmind. "Great technology such as the ARM946E core, combined with Stepmind's strong experience in designing security solutions for wired and wireless networking markets, will ultimately give our customers a very high-performance product for network data security."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions.

About Stepmind SA

Founded in July 2000, STEPMIND operates in the field of Wireless High Speed Data. STEPMIND develops and designs integrated circuits in the field of RF transceivers and baseband according to the GSM/GPRS/EDGE, IEEE 802.11a and HiperLAN2 standards. This expanding design house will also market complete solutions, including software, for RF data link modules complying with IEEE 802.11a and HiperLAN2 wireless standards.

For more information, contact the company at +33 1 41 10 29 10 or via e-mail at contactus@stepmind.com Visit us at www.stepmind.com

- ends -

Item 7

MATSUSHITA ELECTRIC LICENSES ARM CORES FOR WIRELESS DEVICES

CAMBRIDGE, UK and OSAKA, JAPAN — Sept. 10, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, and Matsushita Electric Industrial Co., Ltd. of Japan, (NYSE: MC), today announced that Matsushita has licensed the ARM946E-S™ and the ARM926EJ-S™ microprocessor cores.

Using these ARM microprocessor cores, Matsushita will offer advanced system-on-chip (SoC) products for use in future wireless devices such as mobile phones including W-CDMA devices.

This licence expands Matsushita's use of ARM cores and will enable them to reinforce their presence in the embedded market. ARM cores previously licensed by Matsushita include the ARM7TDMI® core and the ARM920T™ core. The ARM926EJ-S core combines industry-leading performance and very low power requirements with support for ARM Jazelle™ technology for Java acceleration. The ARM946E-S core is a complete high-performance embedded processor solution, offering considerable savings in chip complexity and area, chip system design, power consumption and time-to-market.

"Matsushita has experienced much success with the ARM7TDMI and the ARM920T cores, which we applied to our SoC for mobile telecommunications products including cdmaOne™ and W-CDMA," said Katsuhiko Ueda, Processor Development Center director for Matsushita Electric Industrial. "With this core reinforcement, we will promptly offer best SoC solutions for a wide range of our customer's needs."

"Matsushita has a tremendous track record in the wireless sector and a reputation for innovation. Together we will continue to improve the performance and capabilities of

- more -

next generation wireless devices," said Takio Ishikawa, president, ARM KK. "ARM's cores are well proven in the wireless market and continue to drive the market's move towards very high performance products integrating the functionality of handheld computers with mobile communications devices."

Availability

Matsushita will offer SoC devices based on the ARM926EJ-S core in Q2 2003 and based on the ARM946E-S core in Q3 2003.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

About Matsushita Electric Industrial

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic, National, Technics, and Quasar brand names, is a worldwide leader in the development and manufacture of electronics products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$51.70 billion for the fiscal year ended March 31, 2002. In addition to the Tokyo and other Japanese stock exchanges (6752), Matsushita is also listed on the Amsterdam, Dusseldorf, Frankfurt, New York, Pacific (NYSE/PCX: MC), and Paris stock exchanges. For more information, visit the Matsushita web site at http://www.panasonic.co.jp/global/top.html.

- ends -

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM9, ARM920T, ARM926EJ-S, ARM946E-S and Jazelle are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE:ARM and Nasdaq:ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM, Taiwan; ARM France SAS; and ARM China.

Item 8

ARM ANNOUNCES NEW ADDITIONS TO REALVIEW FAMILY OF DEVELOPMENT TOOLS

CAMBRIDGE, UK – Sept. 16, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced a range of new components for its RealView™ family of development tools: a new In-Circuit Emulator (ICE), new Trace products and a significant upgrade to its RealView Debugger™ product.

ARM® development tools are seen as a leading indicator of its Partners' advanced research and development activity, due to the long lead times associated with developing system-on-chip (SoC) products. ARM has seen a steady rise in its development tools sales over the last three years.

"Development tools are one of the most critical elements in the design cycle when developing high-performance SoCs and ARM is committed to supporting our Partners in every way possible," said Derek Morris, general manager, Development Systems, ARM. "Our RealView development solution comprises all of the components necessary to aid in the efficient development of ARM core-based products. Our new ICE and Trace products, along with the enhanced RealView Debugger tool, will help them continue in this development and while reducing the time-to-market of these products."

The new RealViewICE™ and RealView Trace™ tools, and updated Debugger tools allow developers to optimize SoCs for specific applications by looking more closely inside the system. In order to achieve greater levels of performance, developers need greater visibility into complex systems in order for them to make fast and accurate modifications before the product is manufactured.

- more -

About the ARM RealView Development Solution

RealView tools provide designers with the best solution for creating and analyzing systems based on ARM technology. They are designed and used by the same engineers who created the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:

- RealView compilation tools including C and C++ compilers, assembler and linker – now available as a stand-alone package
- RealView debug solution made up of the RealView Debugger tool, RealView ICE emulator and RealView Trace module

Boards and Platforms including the industry-proven Integrator™ family

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

Item 9

ARM LAUNCHES NEW REALVIEW DEBUG SOLUTIONS FOR MULTI-CORE SYSTEMS

Integrated ARM RealView development solution now incorporates all components necessary to develop, debug and validate application code on ARM Powered® systems

CAMBRIDGE, UK – Sept. 16, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today launched new components of its integrated RealView™ debug solution. The new version of the ARM® RealView Debugger™ has been enhanced with two new products, the RealViewICE™ emulator and the RealView Trace™ module, which provide the high performance and flexibility needed to meet and exceed the debug requirements of complex system-on-chip (SoC) projects.

The new RealViewICE emulator provides JTAG emulation for high-speed downloads (in excess of 600k bytes/s over JTAG @ 10MHz). This level of performance is enabled by high-speed host connections via Ethernet or USB. The optional RealView Trace module plugs onto the RealViewICE unit capturing information from the on-chip embedded trace macrocell (ETM), at data rates in excess of 200MHz. The resulting trace information allows the developer to identify difficult software/hardware interaction bugs and optimize performance. These high-performance debug solutions enable reduced development time and improved time-to-market.

The new version of the ARM RealView Debugger has been enhanced with support for the ARM ETM solution, using the new RealViewICE unit and RealView Trace module while also supporting users with existing ARM JTAG and Trace capture devices. The RealView Debugger addresses the evolution of today's systems to multi-core SoCs that contain both DSP and ARM cores on the same chip. Code running on multiple processors can be debugged in the same session using a single debug kernel, enabling independent or synchronized stop, start and stepping. The Debugger solution also supports the ability for breakpoint in one core to force a breakpoint in one or more of the other cores. Extended target visibility allows designers to tailor the Debugger solution to reflect detailed information about the complete target being debugged.

Peripheral registers and memory values can be displayed in user configurable meaningful notation.

OS-aware debugging is available today for Symbian OS, ATI Nucleus and ThreadX. ARM is working with its OS Partners to offer additional OS support in the future.

"Developers need better methods of interacting with mixed architecture, system-on-chip (SoC) solutions to collect, analyze and fix system bugs in a faster and more efficient way," said Lester Perera, Debug product manager, ARM. "The ARM RealView Debugger product addresses this need, providing the essential tools to shorten overall time spent in debug."

About the ARM RealView Development Solution

RealView tools provide designers with the best solution for creating and analyzing systems based on ARM technology. They are designed and used by the same engineers who create the ARM architecture. ARM tools are exposed to the highest level of pre- and post-silicon evaluation and development. As a result, the ARM RealView development solution provides the broadest possible range of support for future ARM architectures and derivatives. ARM RealView tools are fully integrated and provide a complete solution to any design or SoC integration challenge, giving the developer higher confidence in first silicon and a faster time-to-market.

The complete ARM RealView development solution includes:

- RealView compilation tools including a C and C++ compiler, assembler and linker – now available as a stand-alone package
- RealView debug solution made up of the RealView Debugger product, RealViewICE emulator and RealView Trace module
- Boards and platforms including the industry-proven Integrator™ family

Pricing and Availability

ARM has restructured its tools offering into a range of components and packages. RealView development tools will be available in a variety of combinations according to individual requirements, ranging from a single RealView Debugger solution priced at US$2,000, to a complete debug solution including multi-core debug option, trace and the RealViewICE emulator, at US$12,000. The full range of components and packages will be available in Q4 2002, both directly from ARM and through its distributor network.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS